UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 52)1

                             THE CATTLESALE COMPANY
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   149479-10-7
                                 (CUSIP Number)

                                Asher B. Edelman,
                                717 Fifth Avenue
                            New York, New York 10022
                                 (212) 371-7711
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
           Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 24 Pages)


     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779T 30 08               13D                      Page 2 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Asher B. Edelman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF     7.  SOLE VOTING POWER:  1,125
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:  0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:  1,125
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*   [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

[681726-2]

CUSIP No. 26779T 30 08               13D                      Page 3 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Edelman Family Partnership, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF     7.  SOLE VOTING POWER:   46,825
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:   46,825
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 46,825

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .2%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 4 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF     7.  SOLE VOTING POWER:    19,255
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:  19,255
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,255


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 5 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Michelle Vrebalovich

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF     7.  SOLE VOTING POWER:    205,629
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:  205,629
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 205,629

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 6 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Plaza Securities Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF     7.  SOLE VOTING POWER:    99,381
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER: 99,381
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,381

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .5%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 7 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

       A.B. Edelman Management Co.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF     7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:  82,278 (Shares owned by Canal
                                                     Capital Corporation)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,278 (Shares owned by Canal Capital Corporation)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .4%

14. TYPE OF REPORTING PERSON*: CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 8 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Canal Capital Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF     7.  SOLE VOTING POWER:   82,278
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:   0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   82,278

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,278

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .4%

14. TYPE OF REPORTING PERSON*: CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                      Page 9 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

       Edelman Value Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF     7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 10 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

       Felicitas Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF     7.  SOLE VOTING POWER:    1,416
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:    0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   1,416

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,416

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 11 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     A.B. Edelman Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF     7.  SOLE VOTING POWER:   135,730
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:   135,730
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 135,730

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .6%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 12 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Edelman Securities Company, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF     7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:    0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 13 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Canal Corporation Retirement Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF     7.  SOLE VOTING POWER:    27,287
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER: 27,287
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,287

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .1%

14. TYPE OF REPORTING PERSON*: EP

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 14 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Datapoint Corporation Supplemental Executive Retirement Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF     7.  SOLE VOTING POWER:  71,253
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:    0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER: 71,253
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,253

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .3%

14. TYPE OF REPORTING PERSON*: EP

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 15 of 24 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Asher B. Edelman, as Escrow Agent for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF     7.  SOLE VOTING POWER:  9,983,250
SHARES
BENEFICIALLY  8.  SHARED VOTING POWER:   0
OWNED BY
EACH          9.  SOLE DISPOSITIVE POWER:   0
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER:   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,983,250

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08               13D                     Page 16 of 24 Pages

     This Amendment No. 52 to Schedule 13D amends the Schedule 13D filed by Asher B. Edelman, among others, with the Securities and Exchange Commission on December 5, 2003 to report the sale of the Issuer's Common Stock between March 24, 2004 and May 10, 2004.

Item 1.  Security and Issuer.

     This Schedule 13D, as amended, relates to common stock, par value $.01 per share ("Common Stock"), issued by Dynacore Holdings Corporation (the "Issuer" or the "Company"), whose principal domestic executive offices are at 9901 IH 10 West, Suite 800, San Antonio, Texas 78230.

Item 2.  Identity and Background.

    The persons filing this Schedule 13D (the "Reporting Persons") are:

         (i)    Asher B. Edelman, individually;
         (ii) Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY;
         (iii)  Edelman Family Partnership, L.P.;
         (iv)   Michelle Vrebalovich;
         (v)    Plaza Securities Company;
         (vi)   A.B. Edelman Management Co. Inc.;
         (vii)  Canal Capital Corporation;
         (viii) Edelman Value Partners, L.P.;
         (ix)   Felicitas Partners, L.P.;
         (x)    A.B. Edelman Limited Partnership;
         (xi)   Edelman Securities Company, L.P.
         (xii)  Canal Corporation Retirement Plan;
         (xiii) Datapoint Corporation Supplemental Executive Retirement Plan;
                and
         (xiv) Asher B. Edelman, in his capacity as Escrow Agent (the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003.

     (i) Mr. Edelman's business address is 717 Fifth Avenue, New York, New York 10022.

     (ii) Mr. Garfinkel's business address is 717 Fifth Avenue, New York, New York 10022 and his present principal occupation is a self-employed consultant.

     (iii) Edelman Family Partnership, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Garfinkel and Gerald Agranoff are denominated as the general partners for Edelman Family Partnership, L.P. Mr. Agranoff's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

CUSIP No. 26779T 30 08               13D                     Page 17 of 24 Pages

     (iv) Ms. Vrebalovich's residential address is 8 E. 63rd Street, New York, New York 10021 and her present occupation is owner of Traffic, Inc., whose principal business address is 648 Broadway, New York, New York 10012.

     (v) Plaza Securities Company's, a New York partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman and Agranoff are denominated as the general partners of Plaza Securities Company.

     (vi) A.B. Edelman Management Co. Inc.'s., a New York corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is the sole stockholder and director and also is an executive officer along with Mr. Agranoff of A.B Edelman Management Co. Inc.

     (vii) Canal Capital Corporation's, a Delaware corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Agranoff and Michael E. Schultz are directors and Mr. Schultz and Reginald Schauder are executive officers of Canal Capital Corporation. Mr. Schultz's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager. Mr. Schauder's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

     (viii) Edelman Value Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. A.B. Edelman Management Co. Inc. is denominated as the general partner of Edelman Value Partners, L.P.

     (ix) Felicitas Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman and Citas Partners are denominated as the general partners of Felicitas Partners, L.P. Citas Partners', a New York partnership, principal business address is 717 Fifth Avenue, New York, New York 10022 and its principal business is investment management. Mr. Edelman and A.B. Edelman Management Co. Inc. are denominated as partners of Citas Partners.

     (x) A.B. Edelman Limited Partnership's, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is denominated as the general partner of A.B. Edelman Limited Partnership.

CUSIP No. 26779T 30 08               13D                     Page 18 of 24 Pages

     (xi) Edelman Securities Company, L.P., is an investment partnership whose principal business address is 717 Fifth Avenue, New York, New York 10022. Asco Partners, of which Messrs. Edelman and Agranoff are the general partners, is the general partner of Edelman Securities Company, L.P.

     (xii) Canal Corporation Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former employees of Canal Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman and Schultz are the trustees for Canal Corporation Retirement Plan.

     (xiii) Datapoint Corporation Supplemental Executive Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former executives of Datapoint Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Agranoff is the trustee for Datapoint Corporation Supplemental Executive Retirement Plan.

     During the last five years none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    Not applicable.

Item 4.  Purpose of Transaction

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon various factors, including the Company's Business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to their respective investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

     Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in:

CUSIP No. 26779T 30 08               13D                    Page 19 of 24 Pages

     (a) the acquisition by any person of additional securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or in dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as of May 10, 2004 as follows:

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 21,360,907 shares of Common Stock outstanding as of March 31, 2004, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004.

CUSIP No. 26779T 30 08               13D                     Page 20 of 24 Pages

     As of the close of business on May 10, 2004:

     (i) Plaza Securities Company ("Plaza") owned 99,381 shares of Common Stock constituting approximately .5% of the Common Stock outstanding;

     (ii) A.B. Edelman Management Co., Inc. ("Edelman Management") owned no shares of Common Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of 82,278 shares of Common Stock owned by Canal. Such shares constitute approximately .4% of the Common Stock outstanding.

     (iii) Canal Capital Corporation ("Canal") owned 82,278 shares of Common Stock constituting approximately .4% of the Common Stock outstanding.

     (iv) Edelman Value Partners, L.P. owned no shares of Common Stock.

     (v)  Felicitas   Partners,   L.P.   owned  1,416  shares  of  Common  Stock
constituting less than .1% of the Common Stock outstanding.

     (vi) A.B. Edelman Limited Partnership owned 135,730 shares of Common Stock constituting .6% of the Common Stock outstanding.

     (vii) The Uniform Gifts to Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 4,728 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

     (viii) Edelman Family Partnership, L.P. owned 46,825 shares of Common Stock constituting approximately .2% of the Common Stock outstanding.

     (ix) Michelle Vrebalovich, Mr. Edelman's spouse, owned 205,629 shares of Common Stock constituting approximately 1% of the Common Stock outstanding.

     (x) The Uniform Gifts to Minors account for Mr. Edelman's son for which Irving Garfinkel is custodian owned a total of 19,255 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

     (xi) Edelman Securities Company, L.P. owned no shares of Common Stock.

     (xii) Asher B. Edelman owned 1,125 shares of Common Stock in a Keough plan. By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 596,367 shares of Common Stock beneficially owned by the foregoing persons and himself, constituting approximately 2.8% of the Common Stock outstanding.

CUSIP No. 26779T 30 08               13D                     Page 21 of 24 Pages

     (xiii) The Canal Corporation Retirement Plan owned 27,287 shares of Common Stock constituting approximately .1% of the Common Stock outstanding.

     (xiv) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owned 71,253 shares of Common Stock constituting .3% of the Common Stock outstanding.

     (xv) Asher B. Edelman, in his capacity as Escrow Agent (in such capacity, the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation on February 24, 2003, owned no shares of Common Stock; however, each share of the 250,000 shares of Series A Convertible Preferred Stock and share of the 1,127,000 shares of Series B Convertible Preferred Stock held in escrow (collectively, the "Preferred Stock") is convertible at any time into 7.25 shares of Common Stock and is entitled to one vote per share of Preferred Stock on any matter presented to the holders of the Common Stock. The Escrow Agent does not have any pecuniary interest in the shares of Preferred Stock held in escrow (the "Escrowed Stock") and is not authorized to sell, convert or otherwise dispose of any shares of Escrowed Stock. The Escrow Agent does have the power to vote the Escrowed Shares. Accordingly, by reason of the provisions of Section 13(d)-3, the Escrow Agent may be deemed to beneficially own 9,983,250 shares constituting 32% of the Common Stock outstanding. However, the Escrow Agent disclaims any beneficial ownership in the Escrowed Shares. The foregoing determination of the percentage of the Common Stock outstanding assumes that all of the shares of Escrowed Stock have been converted into shares of Common Stock. Such assumption is made only for purposes of this Item 5(a)(xv). For so long as the shares of Escrowed Stock are held in escrow and are reported in this Item 5(a)(xv) by the Escrow Agent, none of the other Reporting Persons will separately report beneficial ownership of their respective portions of the Escrowed Stock or the shares of Common Stock into which they are convertible .

     (xvi) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owned 411 shares of Common Stock constituting less than .1% shares of Common Stock outstanding; and (B) Three Uniform Gifts to Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 13,172 shares of Common Stock constituting less than .1% of the Common Stock outstanding;

     (xvii) To the best knowledge of the Reporting Persons, certain directors, officers and/or general partners of the Reporting Persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 6,618 shares of Common stock, constituting less than .1% of the outstanding shares; and (B) Irving Garfinkel, a general partner of Plaza, a general partner of Edelman Family Partnership, an executive officer of Edelman Management and a Trustee of the Datapoint Plan currently owns 1,481 shares of Common Stock, constituting less than .1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

CUSIP No. 26779T 30 08               13D                     Page 22 of 24 Pages

     (c) Item 5 ( c ) is hereby amended and restated as follows:

     Mr. Edelman sold an aggregate of 336,000 shares on the open market on the dates and for the prices per share listed below. He also transferred 350,000 shares to Edelman Securities Company, L.P. as a capital contribution.

                                  Asher B. Edelman
      Date                        # of shares sold              Price per share
      ----                        ----------------              ---------------
   3/25/2004                            5,000                        0.150
   3/29/2004                           40,000                        0.140
   3/30/2004                           50,000                        0.126
   3/31/2004                           50,500                        0.116
    4/1/2004                           66,200                        0.115
    4/2/2004                           26,000                        0.102
    4/5/2004                           60,000                        0.094
    4/6/2004                           38,300                        0.091
    4/5/2004                          350,000               Transfer to Edelman
                                                            Securities Company,
                                                               L.P. Capital
                                                               Contribution

     Edelman Value Partners, L.P. sold an aggregate of 129,852 shares on the open market on the dates and for the prices per share listed below.

                            Edelman Value Partners, L.P.
     Date                        # of shares sold               Price per share
     ----                        ----------------               ---------------
   4/29/2004                          68,000                          0.113
    5/3/2004                          16,000                          0.125
    5/5/2004                          40,000                          0.122
    5/6/2004                           5,852                          0.120

     Asher B. Edelman, L.P. sold an aggregate of 75,797 shares on the open market on the dates and for the prices per share listed below.

                             Asher B. Edelman, L.P.
      Date                      # of shares sold                Price per share
      ----                      ----------------                ---------------
    5/6/2004                         15,797                           0.120
   5/10/2004                         60,000                           0.125

CUSIP No. 26779T 30 08               13D                     Page 23 of 24 Pages

     Edelman Securities Company, L.P. received 350,000 shares from Asher B. Edelman on April 5, 2004 as a capital contribution and sold an aggregate of 350,000 shares on the open market on the dates and for the prices per share listed below.

                          Edelman Securities Company, L.P.
      Date                 # of shares sold/purchased           Price per share
      ----                     ----------------                 ---------------
    4/5/2004                         350,000                Received from Asher
                                                             B.Edelman Capital
                                                                Contribution
    4/7/2004                          50,000                          0.090
    4/7/2004                         100,000                          0.091
    4/8/2004                         130,600                          0.098
   4/12/2004                          69,400                          0.090

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
                      to Securities of the Issuer.

    Not applicable.

Item 7.  Material to be Filed as Exhibits.

    Not applicable

CUSIP No. 26779T 30 08               13D                     Page 24 of 24 Pages

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 17, 2004


                         By: /s/ Asher B. Edelman
                             --------------------------------------------------
                             Asher B. Edelman, (i) individually and (ii) in
                             his capacity as Escrow Agent for the Benefit of the Holders of Record Dynacore Holdings Corporation Common Stock on February 24, 2003,
                             and (iii) as attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A.B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Management Co., Inc., Canal Capital Corporation Retirement Plan, Datapoint Corporation Supplemental Executive Retirement Plan, Edelman Family Partnership Fund, L.P. and Edelman Value Fund, Ltd. under powers of attorney.


                         By: /s/ Michelle Vrebalovich
                             --------------------------------------------------
                                 Michelle Vrebalovich


                         By: /s/ Irving Garfinkel
                             --------------------------------------------------
                                 Irving Garfinkel, as Custodian for
                                 Christopher Asher Edelman UTMA/NY